[redacted]

09056209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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RECD S.E.C.
MAR 4 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. NIELSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. WAYNE G. NIELSEN 303-830-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WAYNE G. NEILSEN, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.G. NIELSEN & CO., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

G. BREECE NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11-08-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Director
W.G. Nielsen & Co.

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 11, 2009

CDM

W.G. NIELSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 49,681
Accounts receivable-trade	12,955
Property and equipment:	
Office furniture and equipment	150,526
Less accumulated depreciation	(140,609)
Net property and equipment	9,917
Prepaid expenses and other assets	739
Deferred income tax asset (Note 5)	30,600
	$ 103,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 20,414
Deferred revenue	2,500
Total liabilities	22,914
Commitments (Note 4)	
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	271,913
Accumulated deficit	(190,945)
Total stockholder's equity	80,978
	$ 103,892

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 697,355
Interest and other	27,122
	724,477
Expenses:	
Salaries and payroll taxes	141,481
General and administration (Note 3)	727,124
Depreciation and amortization	9,536
Registration and regulatory fees	5,283
	883,424
Loss before provision for income taxes	(158,947)
Income tax benefit (Note 5)	31,600
Net loss	$ (127,347)

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common stock		Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
	Shares	Amount			
Balance, December 31, 2007	1,000	$ 10	$ 217,914	$ (63,598)	$ 154,326
Capital contributions	-	-	53,999	-	53,999
Net loss for the year ended December 31, 2008	-	-	-	(127,347)	(127,347)
Balance, December 31, 2008	1,000	$ 10	$ 271,913	$ (190,945)	$ 80,978

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (127,347)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	9,536
Deferred income taxes	(31,600)
Changes in assets and liabilities:	
Accounts receivable	15,469
Prepaid expenses	778
Accounts payable and accrued expenses	2,255
Deferred revenue	(7,500)
Deferred rent liability	(11,247)
Total adjustments	(22,309)
Net cash used in operating activities	(149,656)
Cash flows from financing activities:	
Capital contributions	53,999
Net cash provided by financing activities	53,999
Net decrease in cash and cash equivalents	(95,657)
Cash and cash equivalents at the beginning of the year	145,338
Cash and cash equivalents at end of year	$ 49,681

See accompanying notes.

W.G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. Organization and summary of significant accounting policies

Organization:

W.G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company considers accounts receivable to be fully collectible: accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made. Recoveries of receivables previously charged off are recorded when received. Receivables due greater than 90 days amounted to $0 at December 31, 2008.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $10,138 for the year ended December 31, 2008.

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2008, the Company's cash demand deposits exceeded the FDIC's temporary insurance limit of $250,000.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and applying enacted statutory tax rates in effect.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $28,755 which was $23,755 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $22,914; therefore, its net capital ratio was 0.8 to 1 at December 31, 2008.

3. Related party transactions

During the year ended December 31, 2008, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

4. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $63,979 for the year ended December 31, 2008.

The total minimum rental commitments at December 31, 2008 are as follows:

Year ending December 31,	Amount
2009	$ 114,368
2010	116,759
2011	120,240
2012	25,745
	$ 377,112

5. Income taxes

Income tax benefit consists of the following for the year ended December 31, 2008:

Current tax expense	$ -
Deferred tax benefit	31,600
Income tax benefit	$ 31,600

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax liability relate primarily to differences in property and equipment and the use of the cash method of accounting for tax purposes. In 2008, the Company generated a net operating loss of approximately $113,000. At December 31, 2008, the resulting net operating loss carryforward that is available to offset future taxable income is approximately $119,000. If not used, the carryforward will expire in 2027 and 2028. Deferred tax assets and liabilities at December 31, 2008 consist of the following:

Deferred tax assets	$ 32,600
Deferred tax liabilities	(2,000)
	$ 30,600

6. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2008.

Customer #1	15.5%
Customer #2	12.7%
Customer #3	12.7%
Customer #4	10.9%

7. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. The Company did not make any discretionary employer profit sharing contributions in 2008. Effective January 1, 2005 the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $230,000 in 2008. Safe Harbor non-elective contributions into the plan totaled $8,748 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

W.G. NIELSEN & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL		
Total stockholder's equity	$	80,978
Deduct non-allowable assets:		
Accounts receivable - non-allowable		(10,967)
Office furniture and equipment, net of accumulated depreciation		(9,917)
Prepaids and other assets		(739)
Deferred income tax asset		(30,600)
Net Capital	$	28,755
AGGREGATE INDEBTEDNESS		
Total liabilities	$	22,914
Total aggregate indebtedness	$	22,914
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	23,755
Ratio: Aggregate indebtedness to net capital		0.80
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	28,755
Net audit adjustments		-
Net capital per above	$	28,755

SCHEDULE II
W.G. NIELSEN & CO.
As of December 31, 2008

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Director
W.G. Nielsen & Co.

In planning and performing our audit of the financial statements and supplemental schedules of W.G. Nielsen & Co. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.
CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 11, 2009

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2008